August 8, 2012
VIA federal express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Ms. Kathleen Collins

Re:	Heartland Payment Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 7, 2012
File No. 001-32594
Ladies and Gentlemen:
We are providing you with Heartland Payment Systems, Inc.'s (the “Company”) responses to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 25, 2012, relating to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2011 and its Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2012 (File No. 001-32594).
This response letter has been filed on EDGAR, and a copy has been sent by hand.
In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company's response thereto.
Form 10-K for Fiscal Year Ended December 31, 2011
Business
Relationships with Sponsor Banks and Processors, page 18

1.
It does not appear that you have filed as an exhibit your sponsorship agreement with the Bancorp Bank, which accounted for 14% of your total Visa and MasterCard bankcard processing volume for the month ended December 31, 2011. Please provide us with your analysis as to why you believe that you are not substantially dependent upon this agreement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Securities and Exchange Commission
August 8, 2012

The Company respectfully advises the Staff that it will file the sponsorship agreement with Bancorp Bank as an exhibit to its Form 10-Q for the quarterly period ended September 30, 2012.
Consolidated Financial Statements
Consolidated Statements of Cash Flow, page 76

2.
We note that you reconcile “Net income (loss) attributable to Heartland” to net cash provided by (used in) operating activities. Please tell us the consideration you gave to ASC 230-10-45-28, which indicates that the statement of cash flows prepared under the indirect method should start with “net income.” Please note that ASC 810-10-45-20 defines “net income” as attributable to both the controlling and non-controlling interests.

As noted by the Staff, in its reconciliation of net income to net cash provided by operating activities in the Consolidated Statements of Cash Flow, the Company had incorrectly started with net income attributable to the Company instead of net income. We note that the amount of net income attributable to the Company's noncontrolling interests has always been immaterial, both quantitatively and quantitatively, for all prior periods. As such, the Company plans to correct prior period misstatements prospectively within its future filings. Beginning in its Form 10-Q for the quarterly period ended June 30, 2012, the Company has revised the reconciliation of net income to net cash provided by operating activities presented within its Consolidated Statements of Cash Flow. This revision has no effect on previously reported amounts for net cash flow provided by (used in) operating activities.
Note 15. Stock Incentive Plan, page 97

3.
We note your disclosure on pages 98 and 99 where you indicate that achieving performance targets was “more likely than not to occur” such that you began recognizing share-based compensation for certain restricted share units. Please tell us how your accounting complies with ASC 718-10-25-20 which indicates that compensation cost shall be accrued if it is “probable” that the performance condition will be achieved.

The Company's accounting was based on and did comply with ASC 718-10-25-20. Only the Company's description in the filing regarding its determination of the likelihood of achieving the performance targets requires revision. In referring to the ASC 450-20-20 definition of Probable - “The future event or events are likely to occur” - the Company selected the phrase “more likely than not” to communicate its expectation that achieving the performance targets was probable. The Company has replaced the phrase “more likely than not” with “probable” in its Form 10-Q for the quarterly period ended June 30, 2012 to describe its determination of the likelihood of achieving the performance targets related to its restricted share units and clearly match the ASC 450-20-20 guidance.
Signatures, page 113

4.
Please confirm that in future filings you will include the signatures of all persons required to sign the form and, if a signatory occupies more than one of the required positions, you will indicate each capacity in which the individual signs the report. Refer to General Instruction D(2) to Form 10-K. We note that the Form 10-K does not identify anyone as signing as the company's principal accounting officer or controller, although Ms. Rueda is identified as the principal accounting officer in the amended Form 10-K filed on March 29,2012.

Securities and Exchange Commission
August 8, 2012

The Company confirms that in future filings Ms. Rueda will be signing and identified as Principal Financial and Accounting Officer.
Part III (incorporated by reference from the definitive proxy statement filed April 6, 2012)
Executive Compensation
Annual Incentive Compensation, page 18

5.
You indicate in this section that in determining bonus awards for your executives in fiscal 2011, your CEO and compensation committee reviewed various financial performance measurements in relation to the applicable annual budget for such measurements, including, but not limited to, revenues, expenses, operating income and net income. You go on to state that “in 2011, actual performance results generally met budgeted expectations” and disclose your 2011 operating income goal and actual 2011 operating income performance. In your response letter, please disclose the 2011 goals and actual performance for the other financial performance measures used to determine 2011 bonus awards and confirm that you will provide similar disclosure in future filings, as appropriate, or advise why such disclosure is not required. Refer to Item 402(b)(2)(v) of Regulation S-K

In the Company's disclosure regarding its annual incentive compensation, the Company has discussed how difficult it believes it will be for the executives to achieve the targeted financial levels. In addition, the Company in the past has disclosed the percentage its actual performance was above or below the targeted performance levels for a particular year. The disclosure regarding the Company's annual incentive compensation in its Compensation Discussion and Analysis was in response to comments received from the Staff in letters dated June 2, 2009 and August 5, 2009, and the Staff believed that the revised disclosure was responsive to its comments at the time. Additionally, the Company believes that the disclosure of the specific annual budget for the various financial performance measurements used by its compensation committee in determining bonus amounts for its executives would result in competitive harm to the Company. The Company believes a competitor could use the past target information to estimate the Company's future targets and extract from such estimates information regarding the Company's business strategy that a competitor could use to the Company's detriment and cause the Company competitive harm. In its future filings, the Company will provide disclosure regarding its actual performance relative to targeted performance by providing the percentage that its actual performance was above or below the targeted performance for the financial measures used by its compensation committee to determine bonus awards for its executives.
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Condensed Consolidated Statements of Equity, page 3

6.
We note that you are still presenting the components of other comprehensive income in the statement of stockholders' equity subsequent to the adoption of ASU 2011-05. Please confirm for us that in future filings you will present one line item representing the total other comprehensive income for each period in your statement of stockholders' equity consistent with the guidance in ASC 220-10-45-14.

Consistent with the guidance in ASC 220-10-45-14, the Company will include in its future filings one line item representing the total other comprehensive income for each period presented in its Consolidated Statements of Equity. This change to the Consolidated Statements of Equity was made beginning with

Securities and Exchange Commission
August 8, 2012

the Company's Form 10-Q filing for the quarterly period ended June 30, 2012.
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changed to disclosure in response to Staff Comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact Wesley C. Fredericks, Jr. from Jenner & Block LLP, counsel to the Company, at (212) 891-1641 or Jason Casella from Jenner & Block LLP at (212) 891-1646.
Sincerely,

Heartland Payment Systems, Inc.

By: /s/ Maria Rueda
Name: Maria Rueda
Title: Chief Financial Officer
cc:    Melissa Kindelan
Christine Davis
Matthew Crispino
Barbara Jacobs